UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Delta Petroleum Corporation
(Name of Subject Company)
Delta Petroleum Corporation
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
(CUSIP Number of Class of Securities: 247907207)
Roger A. Parker, Chief Executive Officer
Delta Petroleum Corporation
370 17th Street, Suite 4300
Denver, Colorado 80202
(303) 293-9133
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of the person(s) filing statement)
Copy To:
Ronald R. Levine, II, Esq.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
(303) 892-9400
☑   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a press release issued by Delta Petroleum Corporation on October 31, 2008:
DELTA PETROLEUM CORPORATION
Roger A. Parker, Chairman and CEO
John R. Wallace, President and COO
Kevin K. Nanke, Treasurer and CFO
Broc Richardson, V.P. of Corporate Development and IR
370 17th Street, Suite 4300
Denver, Colorado 80202
For Immediate Release
DELTA PETROLEUM CORPORATION BOARD OF DIRECTORS TO REVIEW
TRACINDA CORPORATION OFFER AND PROVIDE RECOMMENDATION
     DENVER, Colorado (October 31, 2008) — Delta Petroleum Corporation (NASDAQ Global Market: DPTR), an independent oil and gas exploration and development company (“Delta” or the “Company”), today confirmed that it is aware of the public announcement made by Tracinda Corporation (“Tracinda”) regarding a proposed unsolicited partial tender offer to be made to Delta’s stockholders from Tracinda to purchase up to 14 million shares of Delta’s common stock, or approximately 13.55% of Delta’s outstanding shares of common stock, for $11.00 per share in cash. If successful, Tracinda would hold 48.53% of Delta’s outstanding shares of common stock upon completion of the tender offer.
     Delta’s Board of Directors, consistent with its fiduciary duties, and in consultation with its financial and legal advisors, will carefully review and consider Tracinda’s proposed unsolicited partial tender offer and will, within ten business days of the commencement of a tender offer (as required by the tender offer rules), advise Delta’s stockholders of the Board’s position regarding the offer as well as its reasons for that position. James J. Murren and Daniel J. Taylor, who serve as Tracinda’s representatives on Delta’s Board, are expected to recuse themselves from participation in this process.
     Delta intends to release its third quarter financial and operating results on November 6, 2008. Accordingly, Delta urges its stockholders to defer making a determination whether to accept or reject Tracinda’s proposed unsolicited partial tender offer until they have been advised of the position of Delta’s Board and Delta’s third quarter results have been made available.
     Delta Petroleum Corporation is an oil and gas exploration and development company based in Denver, Colorado. The Company’s core areas of operations are the Rocky Mountain and Gulf Coast Regions, which comprise the majority of its proved reserves, production and long-term growth prospects. Its common stock is listed on the NASDAQ Global Market System under the symbol “DPTR.”
     Forward-looking statements in this announcement are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that all forward-looking statements are based on management’s present expectations, estimates and projections, but involve risks and uncertainty, including without limitation, uncertainties in the projection of future rates of production, unanticipated recovery or production problems, unanticipated results from wells being drilled or completed, the effects of delays in completion of gas gathering systems, pipelines and processing facilities, as well as general market conditions, competition and pricing. Please refer to the Company’s report on Form 10-K for the year ended December 31, 2007 and subsequent reports on Forms 10-Q and 8-K as filed with the Securities and Exchange Commission for additional information. The Company is under no obligation (and expressly disclaims any obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.
For further information contact the Company at (303) 293-9133 or via email at info@deltapetro.com
or
RJ Falkner & Company, Inc., Investor Relations Counsel, at (800) 377-9893 or via email at info@rjfalkner.com
SOURCE: Delta Petroleum Corporation